UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284, 333-256571 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 16, 2026, the Company announced new data from its pivotal ApproaCH Trial showing that children with achondroplasia treated with once-weekly TransCon CNP (navepegritide) maintained consistent improvements in growth through Week 104, with further improvement in body proportionality during the second year of treatment. These and other results were shared in an oral presentation by Dr. Ravi Savarirayan, M.B.B.S., M.D., Murdoch Children’s Research Institute (Australia), during ACMG 2026, the Annual Clinical Genetics Meeting held March 10-14 in Baltimore, Maryland.

TransCon CNP is a prodrug of C-type natriuretic peptide (CNP) administered once weekly, designed to provide continuous exposure of active CNP to receptors on tissues throughout the body to counteract the overactive FGFR3 signaling in achondroplasia. In February 2026, TransCon CNP was approved by the U.S. FDA under the trade name YUVIWEL® to increase linear growth in pediatric patients 2 years of age and older with achondroplasia with open epiphyses. The Marketing Authorization Application for YUVIWEL is under review by the European Medicines Agency with a regulatory decision anticipated in the fourth quarter of 2026.

ApproaCH Trial Design

The ApproaCH Trial was a randomized, double-blind, placebo-controlled pivotal trial in 84 children with achondroplasia aged 2–11 years, investigating TransCon CNP (100 µg/kg once-weekly) versus placebo for 52 weeks, followed by an open-label extension in which all participants received TransCon CNP through Week 104.

Highlights of the Week 104 ApproaCH Trial Results

•

Treatment with TransCon CNP demonstrated continued improvement in observed change from baseline in upper-to-lower body segment ratio during the second year, from -0.04 at Week 52 to -0.10 at Week 104. Children who switched from placebo to TransCon CNP at Week 52 experienced similar improvements, from -0.02 at Week 52 to -0.10 at Week 104.

•	Treatment benefit in change in height Z-scores (both achondroplasia-specific and CDC-based) from Weeks 52 to 104 were consistent with that observed in TransCon CNP-treated children from Weeks 0 to 52.

•

Through two years of treatment, TransCon CNP was generally well-tolerated. Most adverse events in TransCon CNP-treated children were mild or moderate, with none leading to treatment discontinuation or withdrawal from the trial. There were no occurrences of symptomatic hypotension, and the overall rate of injection-site reactions, all of which were mild, was 0.35 per person-year of exposure.

•	Retention in the pivotal ApproaCH Trial was strong with 80 of 84 children enrolled completing the trial, and all 80 children enrolling into the long-term, open-label AttaCH extension trial.

A slide presentation with these data can be found on the Investor Relations & News section of the Ascendis Pharma website: https://investors.ascendispharma.com.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of such statements include, but are not limited to, statements relating to (i) TransCon CNP’s potential as a transformative once-weekly treatment option for children with achondroplasia, (ii) the anticipated timing of a regulatory decision by the European Medicines Agency, (iii) Ascendis’ ability to apply its TransCon technology platform to make a meaningful difference for patients, and (iv) Ascendis’ ability to apply TransCon to develop new therapies that demonstrate best-in-class potential to address unmet medical needs. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including, without limitation: dependence on third-party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on-market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom-to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 11, 2026, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: March 16, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer